      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1995

                                                      REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                   EG&G, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   MASSACHUSETTS                                       04-2052042
          (STATE OR OTHER JURISDICTION OF                           (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)

                               45 WILLIAM STREET
                         WELLESLEY, MASSACHUSETTS 02181
                                 (617) 237-5100
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MURRAY GROSS, ESQ.
                                   EG&G, INC.
                               45 WILLIAM STREET
                         WELLESLEY, MASSACHUSETTS 02181
                                 (617) 237-5100
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

              DAVID E. REDLICK, ESQ.                              DAVID C. CHAPIN, ESQ.
                   HALE AND DORR                                      ROPES & GRAY
                  60 STATE STREET                                ONE INTERNATIONAL PLACE
            BOSTON, MASSACHUSETTS 02109                        BOSTON, MASSACHUSETTS 02110
                  (617) 526-6000                                     (617) 951-7000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions and other factors.

     If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following
box   / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                                        CALCULATION OF REGISTRATION FEE
=========================================================================================================
                                                 PROPOSED MAXIMUM   PROPOSED MAXIMUM
                                  AMOUNT TO       OFFERING PRICE        AGGREGATE          AMOUNT OF
                                BE REGISTERED       PER UNIT(1)     OFFERING PRICE(1)  REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------------
Debt Securities..............   $150,000,000(2)        100%           $150,000,000          $51,725
=========================================================================================================

(1) Estimated solely for the purpose of computing the registration fee.
(2) Indicates issue price in the case of Debt Securities sold with original issue discount. Principal amount at maturity may be greater.

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION; DATED MAY 30, 1995

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED             , 1995

                             $

                               [LOGO EG&G INC.]

                                  % NOTES DUE

                            ------------------------

     Interest on the Notes is payable on             and             of each
year, commencing             , 199 . The Notes are not redeemable prior to
maturity and will not be entitled to any sinking fund. The Notes will be represented by one or more global Notes registered in the name of the nominee of The Depository Trust Company (the "Depositary"). Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by EG&G, Inc. (the "Company") in immediately available funds. See "Description of Notes".
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
        OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
         CRIMINAL OFFENSE.
                            ------------------------

                                       INITIAL PUBLIC            UNDERWRITING              PROCEEDS TO
                                      OFFERING PRICE(1)           DISCOUNT(2)             COMPANY(1)(3)
                                    ---------------------    ---------------------    ---------------------
Per Note........................              %                        %                        %
Total...........................    $                        $                        $

- ---------------
(1) Plus accrued interest, if any, from             , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(3) Before deducting estimated expenses of $          payable by the Company.

                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of the
Depositary in New York, New York, on or about           , 1995 against payment
therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                            ------------------------

         The date of this Prospectus Supplement is             , 1995.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes offered hereby are estimated to
be approximately $       . The Company intends to use up to $       of the net
proceeds to repay certain short-term indebtedness in an aggregate principal
amount of $       , which was incurred by the Company for general corporate
purposes, including the financing of open market repurchases, between
            , 1995 and             , 1995, of           shares of its Common
Stock. Such indebtedness bears interest at rates ranging from      % to      %
per annum, and has maturity dates ranging from             to             . The
Company intends to use the remaining portion of the net proceeds for the repurchase of additional shares of Common Stock and for other general corporate purposes. Pending such uses, the net proceeds will be invested in short-term investment-grade securities.

                           1995 FIRST QUARTER RESULTS

SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth selected consolidated financial data of the Company for the quarters ended April 3, 1994 and April 2, 1995. These financial data were prepared by management from the Company's unaudited financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations, financial position and cash flows of the Company for the periods and as of the dates indicated. The results for the quarter ended April 2, 1995 are not necessarily indicative of results to be expected for the entire year. These financial data should be read in conjunction with, and are qualified by reference to, the consolidated financial statements and the related notes contained in documents incorporated by reference in the accompanying Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included therein and herein.

                                                                                                QUARTERS ENDED
                                                                                            -----------------------
                                                                                            APRIL 3,       APRIL 2,
                                                                                              1994           1995
                                                                                            --------       --------
                                                                                              (IN THOUSANDS WHERE
                                                                                                  APPLICABLE)
                                                                                                  (UNAUDITED)
OPERATIONS:
  Sales (from continuing operations)......................................................  $325,747       $338,230
  Operating income from continuing operations.............................................    12,675         15,673(a)
  Income from continuing operations.......................................................     7,813          9,352(a)
  Income from discontinued operations, net of income taxes................................     6,540          4,337
  Net income..............................................................................    14,353         13,689(a)
  Per share:
    Income from continuing operations.....................................................       .14            .17
    Income from discontinued operations, net of income taxes..............................       .12            .08
    Net income............................................................................       .26            .25(a)
FINANCIAL POSITION:
  Working capital.........................................................................  $210,601       $178,115
  Total assets............................................................................   767,781        809,814
  Total debt..............................................................................    54,759         85,253
  Total long-term liabilities.............................................................    55,839         69,050
  Stockholders' equity....................................................................   471,950        436,928
  Stockholders' equity per share..........................................................      8.56           8.22
  Debt/total capital......................................................................      10.4%          16.3%
OTHER DATA:
  Cash flows from (used in) continuing operations.........................................  $(13,815)      $ 13,918
  Cash flows from discontinued operations.................................................    10,311         15,151
  Cash flows from (used in) operating activities..........................................    (3,504)        29,069
  Capital expenditures....................................................................     6,977          9,217
  Depreciation and amortization...........................................................     8,815          8,727
  Cash dividends per common share.........................................................       .14            .14
  Weighted average common shares outstanding..............................................    55,721         54,413
  Ratio of earnings to fixed charges(b)...................................................      6.09x          5.65x

- ---------------

(a) Effective January 2, 1995, the Company changed its depreciation methods from accelerated to straight-line and half-year convention to actual month placed in service. The effect of applying these new methods in the first quarter of 1995 was to reduce depreciation expense by $1.7 million and to increase income from continuing operations and net income by $1.0 million and net income per share by $.02.

(b) Computed by dividing income from continuing operations before income taxes and fixed charges and as adjusted for certain equity method investments, by fixed charges. Fixed charges consist of interest on all indebtedness (including capital lease obligations), amortization of debt expenses, and the percentage of rental expense of operating leases which is deemed representative of the interest factor.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     The following industry segment information is presented as an aid to a better understanding of the Company's operating results:

                                                                       QUARTERS ENDED
                                                                 ---------------------------
                                                                 APRIL 3,          APRIL 2,
                                                                   1994              1995
                                                                 ---------         ---------
                                                                       (IN THOUSANDS)
                                                                         (UNAUDITED)
SALES FROM CONTINUING OPERATIONS:
     Technical Services.......................................    $156,421          $149,165
     Instruments..............................................      62,855            69,842
     Mechanical Components....................................      56,039            59,790
     Optoelectronics..........................................      50,432            59,433
                                                                 ---------         ---------
                                                                  $325,747          $338,230
                                                                 ==========        ==========
OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS:
     Technical Services.......................................    $ 12,299          $ 11,110
     Instruments..............................................         534             3,244
     Mechanical Components....................................       3,507             6,019
     Optoelectronics..........................................       3,550             2,320
     General Corporate Expenses...............................      (7,215)           (7,020)
                                                                 ---------         ---------
                                                                  $ 12,675          $ 15,673
                                                                 ==========        ==========

     The discussion that follows is a summary analysis of the major changes in operating results by industry segment that occurred for the quarter ended April 2, 1995 compared to the quarter ended April 3, 1994.

  Sales From Continuing Operations

     Sales from continuing operations were $338 million in the first quarter of 1995, a 4% increase over the 1994 level. In Technical Services, the $7.3 million decrease was primarily due to reduced government contract funding, including the phase down of the Superconducting Super Collider Laboratory contract, during 1995. Partially offsetting this decrease were increased billings from the chemical weapons disposal contract at Tooele, which is now in its testing phase. Instruments sales increased $7 million primarily due to higher security instruments sales ($3.9 million) and the effects of changes in foreign exchange rates, offset partially by a $2 million decrease due to the divestiture of a product line under the 1994 repositioning plan. Higher demand for products in the transportation, industrial sealing and card guide businesses resulted in the $3.8 million increase in Mechanical Components sales. In Optoelectronics, the $9 million increase was due primarily to $6.4 million of sales of IC Sensors, acquired at the end of the third quarter of 1994, and higher shipments of flash products. These increases were partially offset by decreases due to the completion of a government contract in September 1994 and lower sales of power supplies.

  Operating Income From Continuing Operations

     Operating income from continuing operations was $15.7 million in the first quarter of 1995, a 24% increase over 1994. In Technical Services, the $1.2 million decrease resulted primarily from an estimated provision for a legal judgment and start-up costs for the environmental services and systems business. These decreases were partially offset by the effect of a contract adjustment relating to work performed in 1994. The Instruments $2.7 million increase was primarily due to cost reductions of $2.3 million, with $1.5 million attributable to the 1994 repositioning plan. The profit on increased sales in this segment was partially offset by the effects of changes in foreign exchange rates. The Mechanical Components increase of $2.5 million resulted primarily from higher sales, lower receivable and inventory provisions and $0.4 million of cost reductions resulting from the 1994 repositioning plan. The $1.2 million decrease in Optoelectronics resulted primarily from increased research and development expenses for the amorphous silicon program, completion of a govern-ment contract in 1994 and lower sales of power supplies. These decreases were partially offset by cost reductions of $0.4 million resulting from the 1994 repositioning plan. IC Sensors' operations resulted in a small loss in 1995 primarily due to manufacturing delays and planned significant investment in research and development. The $0.2 million decrease in general corporate expenses was the result of cost reductions under the 1994 repositioning plan. The net change in other income (expense) was due to higher foreign exchange transaction losses partially offset by investment gains.

     DEPRECIATION CHANGE: The Company changed its method of depreciation for certain classes of plant and equipment purchased after January 1, 1995, from an accelerated method to the straight-line method for financial reporting purposes. The Company believes that the straight-line method more appropriately reflects the timing of the economic benefits to be received from these assets, which consist mainly of manufacturing equipment. The Company also changed its convention for calculating depreciation expense during the year in which an asset is acquired. Previously, the Company used the half-year convention; starting in 1995, the Company commences depreciation in the month the asset is placed in service. The effect of applying these new methods in the first quarter of 1995 was to reduce depreciation expense by $1.7 million and to increase income from continuing operations and net income by $1.0 million and net income per share by $.02. The $1.7 million represents the difference between current quarter depreciation expense under the old and new methods. Most of this difference occurred in the Optoelectronics segment. Depreciation and amortization for the first quarter of 1995 was approximately the same as in the first quarter of 1994 because the effect of the changes in methods was offset by the effect of higher capital expenditures and the inclusion of IC Sensors' depreciation in 1995.

     DISCONTINUED OPERATIONS: Income from discontinued operations, net of income taxes, was $2.2 million below the 1994 level. The decrease reflected the expiration of the Idaho contract in September 1994 and the absence in 1995 of a cost/productivity improvement fee at Rocky Flats. The Department of Energy (the "DOE") has notified the Company of its intention to expedite the procurement and award of the Rocky Flats contract, which is expected to result in termination of the Company's contract on or about June 30, 1995. Future sales and income from discontinued operations will continue to decrease as the remaining DOE contracts expire in 1995 and 1996. Such sales and income are dependent upon work scopes and fee pools that are negotiated annually with the DOE.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash and cash equivalents increased $10.2 million in the first quarter of 1995 while commercial paper borrowings, used primarily to finance the common stock repurchases described below, increased $21.8 million. Net cash provided by continuing operations was $13.9 million in the first quarter of 1995 compared to a use of $13.8 million in the first quarter of 1994. In the first quarter of 1995, accounts receivable were reduced by $12.7 million and inventories were reduced by $2.5 million, reflecting the results of the aggressive working capital reduction program. These reductions were partially offset by $4.2 million in payments under the 1994 repositioning plan. In addition, the Company's prepaid funding of its pension plan, which the Company elected in both 1994 and 1995 to effect in the first quarter for the entire year, was $5.3 million lower in the first quarter 1995 as compared to 1994. The net cash provided by discontinued operations in the first quarter of 1995 was greater than in 1994 due to a reduction in receivables.

     Under the 1994 repositioning plan, cash outlays for the first quarter of 1995 were $4.2 million, mainly for employee termination costs, bringing the total spent under the plan to slightly over $8 million. Future cash outlays of $17.3 million are expected to be incurred, mainly in 1995. During the first quarter of 1995, the net work force reduction was 150 employees, bringing the total reduction to 350 employees to date. The repositioning plan calls for a net work force reduction of approximately 800 employees in continuing operations. The actions taken resulted in pre-tax savings of $2.5 million during the first quarter of 1995.

     Capital expenditures during the first quarter of 1995 were $9.2 million, an increase of $2.2 million over the 1994 level. Capital expenditures in 1995 are expected to exceed $80 million, more than twice the 1994 level. These increases support new product development initiatives, primarily in the Optoelectronics segment. Depreciation expense in 1995 is projected to be higher than in 1994 due to the higher level of capital expenditures. During the first quarter of 1995, the Company repurchased approximately two million shares of Common Stock at a cost of $28.6 million under a stock repurchase program. As of April 2, 1995, the Company had authorization to purchase approximately 11.3 million additional shares.

                              DESCRIPTION OF NOTES

GENERAL

     The following description of the particular terms of the Notes offered hereby (referred to in the accompanying Prospectus as the "Offered Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms not defined herein have the meanings assigned to such terms in the accompanying Prospectus.

     The summary contained in this Prospectus Supplement of certain provisions
of the Indenture dated as of             , 1995 (the "Indenture") between the
Company and The First National Bank of Boston, as trustee (the "Trustee"), does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture and the Notes.

     The Notes are unsecured obligations of the Company and will be limited to
$     million aggregate principal amount and will mature on             . The
Notes will bear interest from           , 1995 at the rate per annum set forth
on the cover page hereof, payable semi-annually on             and
of each year, commencing             , to the persons in whose names such Notes
are registered, subject to certain exceptions, at the close of business on the
            or             , as the case may be, next preceding such interest
payment date. Principal and interest will be payable, and transfer of the Notes will be registrable, at the office of the Trustee, but payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as shown on the register of the Notes maintained by the Registrar (the "Note Register"). The Notes will be issuable in denominations of $1,000 and integral multiples thereof.

     The Notes are not redeemable prior to maturity and will not be entitled to any sinking fund. The discharge and defeasance provisions and the covenant provisions described in the accompanying Prospectus under "Description of Debt Securities" will apply to the Notes.

     The Notes will be issued in the form of one or more fully registered global Notes which will be deposited with, or on behalf of, the Depositary, located in the Borough of Manhattan, The City of New York, and will be registered in the name of the Depositary or a nominee of the Depositary.

     Ownership of beneficial interests in a global Note will be limited to participants and to persons that may hold interests through institutions that have accounts with the Depositary ("participants"). Ownership of beneficial interests by participants in a global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary for such global Note. Ownership of beneficial interests in such global Note by persons that hold through participants will be shown on, and the transfer of that ownership interest within each participant will be effected only through, records maintained by such participants.

     Payment of principal of and interest on the Notes represented by any such global Note will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and the sole holder of the Notes represented thereby for all purposes under the Indenture. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in a global Note representing any Notes, any other aspect of the relationship between the Depositary and its participants, the relationship between such participants and the owners of beneficial interests in a global Note owning through such participants, or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any such global Note, the Depositary will credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global Note as shown on the records of the Depositary. The accounts to be credited shall be designated by the Underwriters. Payments by participants to owners of beneficial interests in a global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of such participants.

     No global Note may be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary, or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor.

     A global Note representing Notes is exchangeable for definitive Notes in registered form, only if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such global Note or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934 (the "Exchange Act") and the Company does not appoint a successor Depositary, or (ii) the Company in its sole discretion determines that such global Note shall be exchangeable for definitive Notes in registered form and notifies the Trustee thereof. Any global Note that is exchangeable pursuant to the preceding sentence shall be exchangeable for definitive Notes issuable in authorized denominations in registered form, aggregating a like amount. Such definitive Notes shall be registered in the names of the owners of the beneficial interests in such global Note as the Depositary shall direct.

     Except as provided above, owners of beneficial interests in such a global Note will not be entitled to receive physical delivery of Notes in definitive form and will not be considered the holders thereof for any purpose under the Indenture, and no global Note representing Notes shall be exchangeable. Accordingly, each person owning a beneficial interest in such a global Note must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture or such global Note. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global Note.

     The Depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the Indenture or a global Note. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such a global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Settlement for the Notes will be made in immediately available funds. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and therefore the Depositary will require secondary trading activity in the Notes to be settled in immediately available funds. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement and the Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below.

                                                                       PRINCIPAL AMOUNT
                     UNDERWRITER                                           OF NOTES
                     -----------                                       ----------------
        Goldman, Sachs & Co. ........................................    $
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated....................................
                                                                         ------------
        Total........................................................    $
                                                                         ============

     Under the terms and conditions of the Underwriting Agreement and the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of      % of the principal amount of the Notes. The
Underwriters may allow, and such dealers may reallow, a concession not to exceed
     % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Underwriters have in the past provided, and may in the future provide, investment banking and other related services to the Company and its affiliates.

                                 LEGAL MATTERS

     The legality of the Notes offered hereby will be passed upon for the Company by Murray Gross, Esq., Vice President, General Counsel and Clerk of the Company. In addition, certain legal matters relating to the offering of the Notes will be passed upon for the Company by Hale and Dorr, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts. As of April 2, 1995, Mr. Gross beneficially owned 77,844 shares (including options to acquire 50,600 shares) of Common Stock of the Company.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION; DATED MAY 30, 1995
PROSPECTUS
                                  $150,000,000

                               [LOGO EG&G INC.]

                                DEBT SECURITIES
                            ------------------------

     EG&G, Inc. (the "Company" or "EG&G") may offer from time to time unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series, or any combination of the foregoing, at an aggregate initial public offering price not to exceed $150,000,000 (or its equivalent if some or all of the Debt Securities are denominated in one or more foreign currencies or composite currencies), at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale.

     Specific terms of the particular series of Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement, together with the terms of the offering of the Debt Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular series of Debt Securities, without limitation, the following: the title, aggregate principal amount, ranking, if any, as senior debt or subordinated debt, authorized denominations (which may be in United States dollars, in any other currency or in a composite currency), maturity, rate, if any (which may be fixed or variable), or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest, if any, is payable, any listing on a securities exchange, any modifications of or additions to the covenants described in this Prospectus and any other specific terms in connection with the offering and sale of such series of Debt Securities. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices to the extent set forth in the Prospectus Supplement. The Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to the Debt Securities covered by the Prospectus Supplement.

     The Company may sell the Debt Securities directly, through agents designated from time to time, or through underwriters or dealers. Such underwriters may include Goldman, Sachs & Co. and Merrill Lynch & Co., or may be a group of underwriters represented by firms including Goldman, Sachs & Co. and Merrill Lynch & Co. Goldman, Sachs & Co. and Merrill Lynch & Co. may also act as agents. If any agents of the Company or any underwriters or dealers are involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, underwriters or dealers, the principal amounts, if any, to be purchased by them, any applicable commissions and discounts, and the net proceeds to the Company will be set forth in the Prospectus Supplement. See "Plan of Distribution" for a discussion of indemnification arrangements with any such agents, underwriters and dealers.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

               The date of this Prospectus is             , 1995.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, and reports, proxy and information statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, as certain parts are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto, which may be inspected, without charge, at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (1) the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 1995;

          (2) the Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 1995; and

          (3) the Company's two Current Reports on Form 8-K, each dated January 25, 1995.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to May 30, 1995 and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this Prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the Vice President of Investor Relations of the Company, 45 William Street, Wellesley, Massachusetts 02181 (telephone: (617) 237-5100).
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     As used herein, the "Company" means EG&G, Inc. and its subsidiaries, unless the context otherwise requires. The principal executive offices of the Company are located at 45 William Street, Wellesley, Massachusetts 02181 and its telephone number is (617) 237-5100.

INTRODUCTION

     EG&G is a global technology company that produces instruments and optoelectronic and mechanical components for manufacturers and end users in the automotive, medical and aerospace industries. The Company also provides engineering, scientific, environmental and management support services to a broad range of government and industrial customers.

     Over the past ten years, EG&G has undertaken a program to strengthen its products businesses which serve commercial markets. Important steps in achieving this goal have been (i) instituting cost reductions, (ii) improving manufacturing processes and (iii) reengineering sales and distribution systems. During this period, the Company also has divested certain nonstrategic operations and has acquired businesses that bring desired technologies, skills or market access. In 1994, the Company determined not to continue to bid for management and operations contracts with the U.S. Department of Energy (the "DOE"). The Company's existing management and operations contracts with the DOE expire in 1995 and 1996.

     EG&G conducts operations in four industry segments: Technical Services, Instruments, Mechanical Components and Optoelectronics. The Company's sales and operating income (loss) from continuing operations for each industry segment and its general corporate expenses for the last five fiscal years were as follows:

                                                        FISCAL YEARS ENDED
                                ------------------------------------------------------------------
                                DECEMBER 30,   DECEMBER 29,   JANUARY 3,   JANUARY 2,   JANUARY 1,
                                    1990           1991          1993         1994         1995
                                ------------   ------------   ----------   ----------   ----------
                                (IN THOUSANDS)
SALES FROM CONTINUING
  OPERATIONS:
Technical Services.............  $  522,724     $  586,537    $  608,864   $  636,041   $  613,588
Instruments....................     208,263        230,196       226,900      237,223      273,088
Mechanical Components..........     295,052        295,519       274,199      244,878      232,500
Optoelectronics................     129,920        146,274       210,118      201,274      213,380
                                 ----------     ----------    ----------   ----------   ----------
                                 $1,155,959     $1,258,526    $1,320,081   $1,319,416   $1,332,556
                                 ==========     ==========    ==========   ==========   ==========
OPERATING INCOME (LOSS) FROM
  CONTINUING OPERATIONS:
Technical Services.............  $   46,981     $   55,601    $   56,924   $   68,762   $   46,075
Instruments....................       5,756         21,954        16,016       10,413      (49,580)
Mechanical Components..........      27,175         28,426        21,835       24,408       18,766
Optoelectronics................      11,116          7,140         3,905       11,474        8,674
General Corporate Expenses.....     (23,491)       (27,456)      (29,895)     (27,573)     (34,882)
                                 ----------     ----------    ----------   ----------   ----------
                                 $   67,537     $   85,665    $   68,785   $   87,484   $  (10,947)
                                 ==========     ==========    ==========   ==========   ==========

     The operating loss from continuing operations for the fiscal year ended January 1, 1995 included a goodwill write-down of $40.3 million and restructuring charges of $30.4 million. The impact of these nonrecurring charges on the operating income (loss) of each industry segment and on its general corporate expenses was as follows: Technical Services -- $1.6 million; Instruments -- $55.7 million; Mechanical Components -- $2.7 million; Optoelectronics -- $9.7 million; and General Corporate Expenses -- $1 million.

     Set forth below is a brief summary of each of the Company's four industry segments together with a description of certain of the more significant or recently introduced products, services or operations.

TECHNICAL SERVICES

     Through its Technical Services segment, EG&G supplies engineering, scientific, environmental, management and technical support services to a broad range of government and industry customers. These services include: analysis and testing services for the automotive industry; base operations for the National Aeronautics and Space Administration ("NASA") at the Kennedy Space Center ("KSC"); chemical weapons disposal and classified projects in aviation and target detection for the U.S. Department of Defense ("DoD"); seized-property administration for the U.S. Customs Service; technical support for the National Science Foundation in Antarctica; consulting services in transportation; physical security services for government agencies; and services and products for the environmental market. The Company offers services in this segment under trade names which include Automotive Research, Dynatrend, Structural Kinematics and Washington Analytical Services Center. In fiscal 1994, this segment represented 46% of the Company's total sales from continuing operations.

     For the automobile, chemical additive and petroleum industries, EG&G provides automobile durability, performance and emissions testing, and tests fuels, lubricants and chemical additives. The Company performs automobile durability and performance testing for all major U.S. and a number of foreign automobile manufacturers.

     As base operations contractor for the KSC, the Company provides institutional, technical and maintenance support services. In particular, EG&G manages KSC's 600 buildings, structures and facilities; tests new astronaut rescue procedures and escape systems; fields a force of 200 uniformed security personnel and a SWAT team; provides fire protection and medical services; handles all propellant substances; and manages the shuttle landing facility. The Company has been the base operations contractor at KSC since 1983 and is currently in the second year of a four-year contract that has two three-year renewal options at the discretion of the government.

     EG&G's contracts with the DoD fall into two general categories: (i) traditional defense activities, and (ii) decommissioning. EG&G's traditional defense activities focus on such strategic areas as research and engineering analyses in support of DoD advanced development programs. An example of a decommissioning project is the operation of the U.S. Army's facility for the disposal of lethal chemical agents and munitions in Tooele, Utah.

     The Company also provides engineering and management services in a variety of fields, including transportation, physical security and property management for several government agencies. Government clients include the U.S. Departments of Transportation, State and Treasury, the U.S. Customs Service and the Environmental Protection Agency.

     In 1994, the Company formed EG&G Environmental, Inc., a technology-based systems integration company, to strengthen EG&G's presence in the environmental services and systems market.

INSTRUMENTS

     EG&G develops and manufactures instruments and systems for applications in medical and clinical diagnostics; biochemical, medical and life science research; industrial and pharmaceutical process measurement; environmental monitoring; gas and oil field applications; airport and industrial security; and food inspection. Many of these products feature the accurate generation, detection and measurement of various segments of the electromagnetic spectrum. EG&G's instruments provide a wide range of measurement capabilities and options through the use of high-speed signal processing, image enhancement and a broad utilization of detector technologies. The Company offers products in this segment under trade names which include Astrophysics, Berthold,

Ortec and Wallac. In fiscal 1994, this segment represented 21% of the Company's total sales from continuing operations.

     EG&G high performance bioanalytic and diagnostic instruments are used in hospitals, clinics and pharmaceutical and medical research facilities. These instruments are generally based on time-resolved fluorescence and chemoluminescence technologies that use light measurement to analyze samples. Because these light measurement technologies do not involve the use of radioactive material, concerns about sample transport and waste disposal are not present. Among other things, these instruments are used to screen blood for thyroid dysfunction, fertility-related disorders, fetal defects and diseases in newborns, and to detect relapse in patients who have been treated for cancer. EG&G recently introduced AutoDelfia(R), an automated immunoassay fluorescence diagnostic system. The Company also sells reagents for use in connection with certain of these instruments.

     Through its Instruments segment, EG&G also produces security screening systems that employ x-ray technology and various supporting image-enhancing techniques for non-intrusive inspection of baggage and packages at airport portals, baggage processing areas, mail rooms, courthouses, schools and buildings in general. In 1994, EG&G introduced two new security screening products: the Z-ScanTM and a portable large cargo x-ray screening system. The Z-Scan uses color images, x-rays and proprietary software to detect explosives, narcotics or contraband in packages and luggage. The Z-Scan can process up to 1,200 bags an hour. The United Kingdom Department of Transport recently certified the Z-Scan for detection of drugs and contraband in checked cargo. The large cargo x-ray screening system allows non-intrusive inspection of boxes, crates and containers in search of contraband, weapons and explosives. The Company expects that this system will have applications at border crossings, ports of entry, warehouses and airports.

     EG&G instruments also include process inspection systems that combine x-ray technology from the Company's Instruments segment and optical components from the Company's Optoelectronics segment. These systems are used in food processing and packaging plants to monitor, detect and remove foreign objects from raw and processed food at various points on the production line. Such systems are also used to check intravenous-medicine bags and automobile oil filters for leaks, measure the fat content of meat and detect and separate nonbiodegradable PVCs from recyclable plastics.

     Based on its expertise in nuclear measurements, EG&G produces instruments to detect, characterize and measure radiation, including a complete line of radiation-protection measuring systems for laboratories, nuclear facilities and environmental monitoring. The Company also offers industrial on-line level and density measuring instruments for process control and measurement of liquids, slurries or solids in containers, tanks and pipes.

MECHANICAL COMPONENTS

     Through its Mechanical Components segment, EG&G produces advanced seals and bellows products, valves, nozzles, metal ducting, motors and heat management devices for the petrochemical and chemical processing, transportation, defense and aerospace markets. The Company offers these products under trade names which include Pressure Science, Rotron and Sealol. In fiscal 1994, this segment represented 17% of the Company's total sales from continuing operations.

     Products sold in this segment include blower systems, power-conversion devices and other components for locomotives, transit cars and buses and defense product applications. Many of these products were first developed by EG&G for defense-related purposes and are now marketed and sold for commercial applications.

     EG&G also produces mechanical sealing components and systems, which use welded metal bellows devices pioneered by the Company, for the process industries. Such industries include pharmaceuticals, food processing, oil refining and chemical and petrochemical processing. The

Company expects that the market for the Company's advanced zero leakage gas seals will grow as a result of environmental legislation which requires manufacturers to significantly reduce emissions.

     For aerospace applications, EG&G produces valves, advanced sealing components, aircraft exhaust components and ducting.

OPTOELECTRONICS

     Through its Optoelectronics segment, EG&G offers a broad variety of components that emit and detect light in the spectrum from ultraviolet through visible to the far infrared. These components range from simple photocells to sophisticated imaging systems, light sources that include various types of flashtubes and laser diodes, field instruments for fiber-optics and complex devices for weapons' trigger systems. Applications include light sensors used in automotive and commercial electronics, sensors used in smoke detectors and medical imaging systems, and sophisticated arrays for communications and remote sensing of the earth. The Company expects to make significant research and development and capital expenditures in this segment over the next several years. The Company offers products in this segment under trade names which include Heimann Optoelectronics, IC Sensors, Reticon and Vactec. In fiscal 1994, this segment represented 16% of the Company's total sales from continuing operations.

     Products of this segment include detectors of visible and non-visible light, including high performance silicon photodiodes to detect and measure light and other optical radiation for space, military, analytical and scientific instrumentation. Light detectors are also used by the Company to produce a family of products for fiber-optic cable manufacturing and field installation and inspection. The Company also makes a wide variety of flashlamps for use in photocopy and reprographic equipment, photo-typesetting systems, beacons, indicators and laser systems and accessories. In addition, EG&G manufactures power supplies for military high frequency electronic applications that are used primarily for precision controlled switching of electric current in electronic equipment.

     In cooperation with the General Electric Company, EG&G is participating in development of new technology for x-ray imaging. This technology is intended to be commercialized for a new generation of electronic x-ray imaging detectors. The technology is in the early stages of feasibility testing.

     Through this segment, EG&G also produces micromachined sensors, which are small silicon-wafer-based devices that combine a sensing function with intelligent signal processing. The Company mass produces these micromachined infrared sensors for consumer, medical and automotive applications and manufactures high performance micromachined silicon sensors for missile-guidance systems. In a joint venture, the Company is developing micromachined electronic accelerometers for consumer and industrial applications.

DISCONTINUED OPERATIONS

     Since its founding, the Company has provided services to the DOE and its predecessor organizations. These services related primarily to nuclear energy research and nuclear weapons production and testing. As a result of changing procurement and administrative priorities at the DOE, to continue to provide these services the Company would have been required to invest significant levels of capital and accept broader liabilities and lower fees. In view of these changes, the Company determined that it would not seek renewal of its four contracts with the DOE and would not seek management and operations contracts at other DOE sites. Accordingly, the Company is reporting its former DOE Support segment as discontinued operations. Sales from discontinued operations were $1.47 billion, $1.38 billion and $1.30 billion in fiscal 1992, fiscal 1993 and fiscal 1994, respectively, and income from discontinued operations, net of income taxes, was $39.0 million, $24.9 million and $26.5 million in fiscal 1992, fiscal 1993 and fiscal 1994, respectively. Sales and income from these discontinued operations will continue to decrease as the four remaining DOE contracts expire in 1995 and 1996.

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes, which may include the purchase of shares of its Common Stock in open market or negotiated transactions and the repayment of outstanding indebtedness. More detailed information concerning the use of the proceeds from any particular offering of the Debt Securities will be contained in the Prospectus Supplement relating to such offering.

                     SUMMARIZED CONSOLIDATED FINANCIAL DATA

     The following table sets forth summarized consolidated financial data of the Company for its three most recent fiscal years. The financial data set forth below have been derived from the financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports with respect thereto. These financial data should be read in conjunction with, and are qualified by reference to, the consolidated financial statements and the related notes contained in documents incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

                                                                                              FISCAL YEARS ENDED
                                                                                   ----------------------------------------
                                                                                   JANUARY 3,     JANUARY 2,     JANUARY 1,
                                                                                      1993           1994           1995
                                                                                   ----------     ----------     ----------
                                                                                       (IN THOUSANDS WHERE APPLICABLE)
OPERATIONS:
  Sales (from continuing operations).............................................  $1,320,081     $1,319,416     $1,332,556
  Operating income (loss) from continuing operations.............................      68,785         87,484        (10,947) (a)
  Income (loss) from continuing operations.......................................      48,765         54,622        (32,107)
  Income from discontinued operations, net of income taxes.......................      39,014         24,949         26,452
  Income (loss) before cumulative effect of accounting changes...................      87,779         79,571         (5,655)
  Net income (loss)..............................................................      87,779         59,071(b)      (5,655) (d)
  Per share:
    Income (loss) from continuing operations.....................................         .87            .97           (.58)
    Income from discontinued operations, net of income taxes.....................         .69            .44            .48
    Income (loss) before cumulative effect of accounting changes.................        1.56           1.41           (.10)
    Net income (loss)............................................................        1.56           1.05(b)        (.10) (d)
FINANCIAL POSITION:
  Working capital................................................................  $  247,518     $  227,935     $  199,656
  Total assets...................................................................     746,577        764,887        793,129
  Total debt.....................................................................      42,223         45,039         60,800
  Total long-term liabilities....................................................      40,827         54,177         65,941
  Stockholders' equity...........................................................     473,636        477,534        445,366
  Stockholders' equity per share.................................................        8.34           8.51           8.08
  Debt/total capital.............................................................           8%             9%            12%
OTHER DATA:
  Cash flows from continuing operations..........................................  $   94,554     $   76,217     $   70,341
  Cash flows from discontinued operations........................................      33,253         35,920         25,542
  Cash flows from operating activities...........................................     127,807        112,137         95,883
  Capital expenditures...........................................................      22,446         27,860         37,277
  Depreciation and amortization..................................................      36,292         37,842         36,790
  Cash dividends per common share................................................         .49            .52            .56
  Weighted average common shares outstanding.....................................      56,385         56,504         55,271
  Ratio of earnings to fixed charges(c)..........................................        5.71x          8.05x            --(e)

- ---------------
(a) Includes a goodwill write-down of $40.3 million and restructuring charges of $30.4 million.

(b) Includes one-time after-tax charges of $20.5 million, or $.36 per share, due to the Company's adoption of SFAS Nos. 106 and 109.

(c) Computed by dividing income from continuing operations before income taxes and fixed charges and as adjusted for certain equity method investments, by fixed charges. Fixed charges consist of interest on all indebtedness (including capital lease obligations), amortization of debt expenses, and the percentage of rental expense of operating leases which is deemed representative of the interest factor. The ratio of earnings to fixed charges for the fiscal years ended December 30, 1990 and December 29, 1991 was 5.06x and 6.45x, respectively.

(d) Excluding the effect of the nonrecurring items described in (a), net income would have been $58.3 million, or $1.06 per share.

(e) The deficiency of earnings to cover fixed charges for the fiscal year ended January 1, 1995 was $17.4 million. Excluding the effect of the nonrecurring items described in (a), the ratio of earnings to fixed charges would have been 5.50x.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The discussion that follows is a summary analysis of the major changes by industry segment.

  1994 COMPARED TO 1993

     During the third quarter of 1994, three significant events occurred that have a material effect on both the current financial results and the expected future performance of the Company. First, the Company decided not to seek renewal of its remaining four DOE contracts, although it intends to continue to meet its obligations under the terms and conditions of the present contracts. The Company will not compete for management and operations contracts at other DOE facilities. Accordingly, the Company is reporting the former DOE Support segment as discontinued operations for all periods presented in the Consolidated Financial Statements incorporated herein by reference. Second, management completed its review of the remaining operating segments' performance and developed a plan to reposition these businesses to attain the Company's business goals. The plan resulted in restructuring charges of $30.4 million in the third quarter. Finally, the decline in the financial results of certain operating elements within the Instruments segment, together with a strategic and operational review of these operations, resulted in an evaluation of the related goodwill for possible impairment. This evaluation resulted in a write-down of goodwill of $39.2 million and a reduction in the estimated remaining useful life of unamortized goodwill from 36 to 16 years. The Company also wrote off $1.1 million of a small Optoelectronics unit's goodwill. Additional information related to these events is discussed below and in Notes 5, 8, and 10 to the Consolidated Financial Statements incorporated herein by reference.

     SALES FROM CONTINUING OPERATIONS

     Sales from continuing operations for 1994 were $1,333 million, $13 million higher than 1993 sales.

     Technical Services: The $22 million decline resulted primarily from the $32 million reduction in program expenditures under the new base operations contract at the KSC. In addition, automotive testing sales declined $8 million to more normal levels following increases in 1993 caused by the introduction of new testing protocols. Partially offsetting these decreases were increased billings of $21 million from the DoD chemical weapons disposal contract as it moves into its testing phase.

     Instruments: The $36 million increase resulted primarily from $31 million of sales of Wallac, acquired late in the second quarter of 1993, and a $12 million increase in airport security product sales. These increases were partially offset by a $4 million sales decrease in other businesses. These businesses are to be sold under the repositioning plan and contributed sales of $16 million in 1994.

     Mechanical Components: The $12 million decrease was primarily due to the absence of sales of an operation divested late in 1993.

     Optoelectronics: The $12 million increase was due primarily to higher shipments of flash products of $20 million, and $5 million of sales of IC Sensors, acquired at the end of the third quarter. Partially offsetting the increases was the absence of $5 million of sales from an operation divested late in 1993 and a $4 million decrease in sales on a government contract that ended in September 1994.

     OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS

     The operating loss from continuing operations in 1994 was $10.9 million, compared to income of $87.5 million in 1993. The loss from continuing operations included the $40.3 million write-down of goodwill and restructuring charges of $30.4 million resulting from management's repositioning plan. The Wallac and IC Sensors acquisitions were the main contributors to the $3.9 million increase in research and development expenses. The $13.4 million increase in selling, general and administrative expenses resulted mainly from Wallac and increased corporate expenses, offset by cost reductions in the Instruments segment and the absence of expenses of operations divested in 1993.

     Restructuring Charges: During the third quarter of 1994, management completed its review of the operating segments and developed a plan to reposition these businesses to attain the Company's business goals. The plan resulted in pre-tax restructuring charges of $30.4 million. The principal actions in the repositioning plan include reduction of excess manufacturing capacity, changes in distribution channels, consolidation and re-engineering of support infrastructure, disposal of under-utilized assets, withdrawal from certain unprofitable product lines, disposal of excess property and general cost reductions. The repositioning plan will result in the termination of the jobs of approximately 1,000 non-DOE employees; the net workforce reduction will be approximately 800 non-DOE employees. The reduction through January 1, 1995 was 200 employees. These combined actions are expected to result in pre-tax savings of approximately $17 million in 1995 and annualized pre-tax savings of approximately $30 million starting in 1996. The major components of the restructuring charges were $21 million of employee separation costs, $4.9 million of noncash charges to dispose of certain product lines and assets through sale or abandonment and $4.5 million of charges to terminate lease and other contractual obligations no longer required as a result of the repositioning plan. The charges do not include additional costs associated with the repositioning plan, such as voluntary early retirement programs, training, consulting, purchases of equipment and relocation of employees and equipment. These costs will be charged to operations or capitalized, as appropriate, when incurred. The implementation of this plan commenced during the second half of 1994 with a cash outlay of $4 million for termination costs; $21.5 million of additional cash outlays will occur, mainly in 1995.

     Technical Services: The $22.7 million decrease resulted primarily from reductions in the automotive testing business due to the $4.7 million impact of lower sales and, to a lesser extent, from increased costs. A reduction at the KSC of $5.1 million was due to the lower fee on the new base operations contract. In addition, a $3.3 million decrease resulted from unfavorable 1994 contract adjustments compared to favorable 1993 contract settlements. Restructuring charges of $1.6 million and early retirement costs also contributed to the decrease. The repositioning plan is not expected to have a significant direct impact on future results in this segment since cost reductions primarily relate to operations with cost reimbursable contracts. However, the Company does expect to be more competitive in bidding for future procurements as a result of cost reductions.

     Instruments: The Instruments loss of $49.6 million resulted primarily from a goodwill write-down of $39.2 million related to the Berthold business acquired in 1989, and restructuring charges of $16.5 million. The remainder of the decrease resulted from costs associated with delays in the introduction of new diagnostic products, the impact that the strengthening of the Finnish markka had on Wallac's results, higher royalty expense and expenses related to the closedown of a research and development project. Partially offsetting these decreases were $2.5 million of cost reductions in the nuclear business. The repositioning plan is expected to result in annualized cost reductions of approximately $13 million starting in 1996.

     Mechanical Components: The decrease of $5.6 million resulted from $2.7 million of restructuring charges, a provision for environmental remediation costs of $1.3 million and increased start-up costs for the transportation element of the electromechanical business. The repositioning plan is expected to result in annualized cost savings of approximately $3 million starting in 1996.

     Optoelectronics: Profits resulting from higher flash product shipments and the continued benefit of cost reductions implemented in 1993 were offset by $8.6 million of restructuring charges and, to a lesser extent, the impact of lower sales on a government contract. In addition, the results reflected a $1.1 million write-off of a small unit's goodwill. The repositioning plan is expected to result in annual cost savings of approximately $7 million starting in 1996. However, the Company anticipates future increases in research and development expenses and capital expenditures to support product development initiatives in this segment.

     General Corporate Expenses: The increase was due to $1 million of restructuring charges, $1 million of consulting costs that were associated with the repositioning plan, $1 million of separation costs incurred during the first six months of the year plus general cost increases. The repositioning plan is expected to result in annual savings of $7 million in Corporate and other expenses starting in 1996.

     Other: The net change in other income (expense) was due to the write-down in the third quarter of certain investments by $1.8 million to their realizable value as the result of the decision to restructure associated operations and to liquidate the Company's position in investments no longer consistent with its strategic direction. During the fourth quarter, the Company wrote down certain investments by $2.7 million due to a reduction in their expected realizable value based upon the deterioration in the financial condition of the company/partnership.

     The 1994 tax provision and effective rate for continuing operations were significantly impacted by the goodwill write-down and the restructuring charges. The Company has not recorded any tax benefit from the goodwill write-down and approximately $11 million of the restructuring charges because these charges, while tax deductible, will be incurred in tax jurisdictions where the Company has existing operating loss carryforwards. At the present time, the Company believes that it is more likely than not that these benefits will not be realized.

     In 1994, the Company increased its discount rates for employee benefit plans as a result of the increase in long-term interest rates. The effects of the higher discount rates were partially offset by an increase in the assumption for compensation increases. The net result of these changes will not materially affect the Company's results of operations.

     Effective January 2, 1995, the Company will change its method of depreciation for certain classes of plant and equipment from an accelerated method to the straight-line method. The Company believes that the straight-line method will more appropriately reflect the timing of the future economic benefits to be received from these assets, which consist mainly of manufacturing equipment.

     Discontinued Operations: During the third quarter of 1994, the Company announced a plan to exit the DOE business and decided not to seek renewal of its remaining four DOE contracts, although it intends to continue to meet its obligations under the terms and conditions of the present contracts. The Company will not compete for management and operations contracts at other DOE facilities. Accordingly, the Company is reporting the former DOE Support segment as discontinued operations for all periods presented in the Consolidated Financial Statements incorporated herein by reference. The Company's contract to manage the Idaho National Engineering Laboratory expired September 30, 1994 and contributed $240 million of sales and $7.3 million of operating income to discontinued operations in 1994.

     The Company's remaining management and operations contracts with the DOE have terms expiring as follows:

     Reynolds Electrical and Engineering Co., Inc. -- December 31, 1995 EG&G Energy Measurements, Inc. -- December 31, 1995
     EG&G Rocky Flats, Inc. -- December 31, 1995
     EG&G Mound Applied Technologies, Inc. -- September 30, 1996

     Expiration dates may be modified by the DOE in accordance with contract terms. The DOE has notified the Company of its intention to expedite the procurement and award of the Rocky Flats contract, which is expected to result in termination of the Company's contract on or about June 30, 1995.

     Income from discontinued operations, net of income taxes, was $1.5 million above the 1993 level. The increase resulted from a cost/productivity improvement fee of $7.3 million earned at Rocky Flats offset partially by a fee reduction reflecting the expiration of the Idaho contract in September 1994. Future sales and income from discontinued operations will decrease as the remaining DOE contracts expire in 1995 and 1996 and are dependent upon work scopes and fee pools negotiated annually that are currently under review by the DOE.

     Environmental: The Company is conducting a number of environmental investigations and remedial actions at current and former Company locations and, along with other companies, has been named a potentially responsible party for certain waste disposal sites. The Company accrues for environmental issues in the accounting period that the Company's responsibility is established and when the cost can be reasonably estimated. As of January 1, 1995, the Company had an accrual of $2.4 million to reflect its estimated liability for environmental remediation. As assessments and remediation activities progress at each individual site, these liabilities are reviewed to reflect additional information as it becomes available. There have been no environmental problems to date that had or are expected to have a material effect on the Company's financial position or results of operations. While it is reasonably possible that a material loss exceeding the amounts recorded may have been incurred, the preliminary stages of the investigations make it impossible for the Company to reasonably estimate the range of potential exposure.

  1993 COMPARED TO 1992

     SALES FROM CONTINUING OPERATIONS

     Sales of $1,319 million for 1993 were level with 1992 sales.

     Technical Services: The $27 million increase resulted from an increase of $24 million in automotive testing services caused primarily by the introduction of new industry testing protocols, partially offset by a $10 million reduction in contract billings at the KSC.

     Instruments: The $10 million increase resulted from the $43 million of sales of Wallac, acquired in June 1993, partially offset by reduced scientific, industrial and security instruments sales reflecting sluggish market conditions, lower foreign exchange rates and large orders shipped in 1992.

     Mechanical Components: The $29 million decrease was attributable to a $21 million reduction in aerospace sales due primarily to continued softness in this market and, to a lesser extent, the divestiture of two operations.

     Optoelectronics: The $9 million decrease was due mainly to the completion of several programs in 1992, partially offset by the sales of Heimann Optoelectronics, which was acquired early in the second quarter of 1992.

     OPERATING INCOME FROM CONTINUING OPERATIONS

     Operating income from continuing operations was $87.5 million in 1993, a 27% increase over 1992.

     Technical Services: The $11.8 million increase was due primarily to higher sales and improved margins in the automotive testing services business. In October 1993, the Company was selected by NASA to continue as the base operations contractor at the KSC. The contract has a potential term of 10 years, including options, contains reductions in contract value and has resulted in reductions in the annual fee.

     Instruments: The $5.6 million decrease resulted from lower sales of scientific, industrial and security instruments partially offset by the income associated with the Wallac acquisition.

     Mechanical Components: Improved profitability resulting from cost reduction programs in the industrial sealing and electromechanical businesses more than offset the impact of lower aerospace sales, generating a $2.6 million increase.

     Optoelectronics: The $7.6 million increase was due to improved profitability as a result of cost reductions at Heimann Optoelectronics. The 1992 results included a charge of $6.3 million for the write-down of the net assets of two businesses to their estimated disposal value.

     General Corporate Expenses: The $2.3 million decrease was due to the absence of corporate management incentives in 1993.

     Other: The net change in other income (expense) was an increase in income of $3.1 million. This was primarily due to gains on investments. The 1993 effective tax rate of 38.3% for continuing operations was higher than the 26.9% in 1992 primarily because the 1992 rate reflected a favorable adjustment of prior estimated tax liabilities and the tax benefit resulting from the sale of an investment in a hydroelectric power plant.

     The Company reduced its discount rate for employee benefit plans in 1993 as a result of the decrease in long-term interest rates. The effects of the lower discount rates were partially offset by corresponding reductions in assumptions for compensation increases and health care cost trend rates.

     Discontinued Operations: The $14.1 million decrease in income from discontinued operations, net of income taxes, was primarily attributable to Rocky Flat's lower grades and a reduction of available fee pool. In addition, 1992 results included a favorable profit adjustment due to higher than anticipated performance grades at year-end 1991. Lower grades on the Idaho contract also contributed, to a lesser extent, to the decrease.

     Accounting Changes: During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106 on accounting for post-retirement benefits other than pensions for its U.S. retiree health benefits and SFAS No. 109 on accounting for income taxes. The adoption of SFAS No. 106 resulted in an after-tax charge of $13.2 million ($.23 per share) while the charge for SFAS No. 109 was $7.3 million ($.13 per share). See Notes 12 and 13 to the Consolidated Financial Statements incorporated herein by reference for additional disclosures.

FINANCIAL CONDITION

     The Company's cash and cash equivalents decreased $5.8 million in 1994 while commercial paper borrowings increased $14.9 million. Net cash provided by operating activities was $95.9 million in 1994, $112.1 million in 1993 and $127.8 million in 1992. The net cash provided by discontinued operations in 1994 was lower than in 1993 due to a $10.1 million reduction in receivables in 1993, which did not occur in 1994. The net cash provided by continuing operations was lower in 1994 reflecting lower earnings, partially offset by a net reduction in working capital. The net cash provided was principally used for capital expenditures, acquisitions, cash dividends and in 1994 and 1993, for stock repurchases in excess of proceeds from issuing stock. In 1994, lower purchases of common stock and proceeds from issuing common stock were due to the termination of an employee stock purchase plan in 1993.

     The implementation of the repositioning plan commenced during 1994 with a cash outlay of $4 million for termination costs with future cash outlays of $21.5 million, mainly in 1995. Additional cash outlays of approximately $10 million will be required to support the repositioning plan in 1995. Proceeds from asset dispositions, the liquidation of certain investments and pre-tax repositioning savings in 1995 are anticipated to result in neutral or slightly positive net cash flows from the repositioning plan by the end of 1995. The repositioning plan is expected to improve annual cash flow by an estimated $20 million starting in 1996. In addition, the Company has implemented an aggressive working capital reduction program.

     Discontinued operations generated cash of $25.5 million in 1994. Future cash flows from discontinued operations will decrease due to the expiration of the Idaho contract in 1994 and the expiration of the remaining DOE contracts in 1995 and 1996.

     Capital expenditures were $37.3 million in 1994, an increase of $9.4 million over the 1993 level, and are expected to exceed $80 million in 1995. These increases support new product development initiatives, primarily in the Optoelectronics segment. In the fourth quarter of 1993, the Board of Directors authorized the purchase of up to a total of 5.5 million shares of the Company's common stock through periodic purchases on the open market. The Company has purchased 2.2 million shares under this program as of January 1, 1995, including
1.1 million shares purchased in the first quarter of 1994 at a cost of $19.1 million. No shares were purchased under the program during the last nine months of 1994. On January 25, 1995, the Board of Directors authorized the purchase of an additional 10 million shares. As a result, the Company had authorization as of January 25, 1995 to purchase a total of 13.3 million shares. The Company will finance these activities with a combination of short-term and long-term debt and cash flows from operations. The Company believes it can take these actions and maintain its product development and growth strategies.

     The Company's credit facilities consist of a $175 million, 364-day facility, which expires in March 1996, and a $75 million, three-year facility which expires in March 1998. These agreements serve as backup facilities for commercial paper borrowing by the Company, which has been its principal source of debt financing. The Company did not draw down either of these credit facilities during 1994.

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses forward exchange contracts to hedge certain foreign commitments and transactions denominated in foreign currencies. The contract amount of forward exchange contracts was $24.5 million as of January 1, 1995. The terms range from one to three months, corresponding with expected collections or payments. There are no cash requirements until maturity. Credit risk is minimal as the contracts are with very large banks; any market risk is offset by the exposure on the underlying hedged items. Gains and losses on forward contracts are deferred and offset against foreign exchange gains and losses on the underlying hedged items.

DIVIDENDS

     In January 1995, the Board of Directors declared a regular quarterly cash dividend of 14 cents per share, resulting in an annual rate of 56 cents per share for 1995. EG&G has paid cash dividends, without interruption, for 30 years and continues to retain what management believes to be sufficient earnings to support the funding requirements of its planned growth.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement or Prospectus Supplements relating to such Offered Debt Securities.

     The Offered Debt Securities are to be issued under an Indenture dated as of
                    , 1995, as amended and supplemented form time to time (collectively, the "Indenture"), between the Company and The First National Bank of Boston, as Trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definition therein of certain terms. Section numbers below refer to provisions of the Indenture.

GENERAL

     The Debt Securities will be unsecured obligations of the Company.

     The Indenture provides that the Company may establish the following terms with respect to a particular series of Offered Debt Securities: (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) the Person to whom any interest on an Offered Debt Security shall be payable, if other than the registered holder; (iv) the date or dates on which principal of the Offered Debt Securities is payable; (v) the price (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (vi) the date or dates on which the Offered Debt Securities will mature; (vii) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any; (viii) the date from which such interest, if any, will be payable, the date on which payment of such interest, if any, will commence and the Regular Record Dates for such Interest Payment Dates, if any; (ix) the place or places where the principal of and any premium or interest on the Offered Debt Securities shall be payable; (x) the dates, if any, on which the price or prices at which the Offered Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed by the Company, and the other detailed terms and provisions of any such sinking fund; (xi) the date, if any, after which the price or prices at which the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and the other detailed terms and provisions of such optional redemption; (xii) the denominations if other than denominations of $1,000 and integral multiples thereof in which the Offered Debt Securities shall be issuable; (xiii) the currency or currencies of denomination and payment and the manner for determining the outstanding amount of such Offered Debt Securities; (xiv) if the currency or currencies of payment are at the Company's or Holder's election, the manner in which such election may be made; (xv) if the amount of payments of principal or any premium or interest on the Offered Debt Securities may be determined with reference to an index, the manner in which such amounts shall be determined; (xvi) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which shall be payable upon acceleration of the maturity of such Offered Debt Securities; (xvii) the application of defeasance provisions to the Offered Debt Securities and the terms and provisions under which the Company may substitute money or U.S. Government Obligations previously deposited pursuant to the terms of the Indenture; (xviii) any additional restrictive covenants included for the benefit of Holders of the Offered Debt Securities and any deletions or other changes to the provisions of sections 801, 1006, 1007 and 1008 of the Indenture; (xix) any additional Events of Default provided with respect to the Offered Debt Securities and any deletions or other changes to the Events of Default contained in the Indenture; (xx) whether the Offered Debt Securities will be issued in whole or in part in the form of one or more Global Securities and, if so, the Depositary for such Global Securities; and (xxi) any other terms of the Offered Debt Securities. (Section 301)

     Principal, premium, if any, and interest, if any, will be payable, and the Debt Securities will be transferable, at the Place of Payment designated for such Debt Securities, provided that payment of interest may, at the option of the Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register. (Section 1001, 1002)

     The Debt Securities will be issued only in fully registered form, without coupons, and, unless otherwise indicated in the Prospectus Supplement or Prospectus Supplements relating thereto, in denominations of $1,000 or any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 305)

     Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the Prospectus Supplement or Prospectus Supplements relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the Maturity thereof. (Section 101)

     The Debt Securities are obligations exclusively of the Company. Because the operations of the Company are currently conducted primarily through subsidiaries, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon loans or other payments of funds by those subsidiaries to the Company. Although the Company exerts control over its subsidiaries as the ultimate parent entity of each subsidiary, there can be no assurance that legal constraints or other considerations will permit the Company's subsidiaries to make available to the Company sufficient funds to satisfy the Company's payment obligations on the Debt Securities. In addition, the Debt Securities will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon the liquidation or reorganization of the subsidiary (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary.

     Unless otherwise indicated in the Prospectus Supplement relating to the Offered Debt Securities, the covenants contained in the Indenture and the Offered Debt Securities would not necessarily afford Holders of the Offered Debt Securities protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect Holders.

RESTRICTED AND UNRESTRICTED SUBSIDIARIES

     The various restrictive provisions of the Indenture applicable to the Company and its Restricted Subsidiaries do not apply to Unrestricted Subsidiaries. The assets and indebtedness of Unrestricted Subsidiaries are not consolidated with those of the Company and its Restricted Subsidiaries in calculating Consolidated Net Tangible Assets under the Indenture and investments by the Company or by its Restricted Subsidiaries in Unrestricted Subsidiaries are excluded in computing Consolidated Net Tangible Assets. "Unrestricted Subsidiaries" are those Subsidiaries which are designated as Unrestricted Subsidiaries by the Board of Directors from time to time pursuant to the Indenture (in each case, unless and until designated as Restricted Subsidiaries by the Board of Directors pursuant to the Indenture) and any Subsidiary a majority of the voting stock of which is owned by Unrestricted Subsidiaries. "Restricted Subsidiaries" are all Subsidiaries other than Unrestricted Subsidiaries. A "Wholly-owned Restricted Subsidiary" is a Restricted Subsidiary all of the capital stock of which (except directors' qualifying shares) is owned by the Company and its other Wholly-owned Restricted Subsidiaries. (Section 101)

     An Unrestricted Subsidiary may not be designated a Restricted Subsidiary unless the Company would be permitted immediately thereafter to incur additional Secured Funded Debt under the terms of the Indenture. (Section 1008)

RESTRICTIONS ON SECURED FUNDED DEBT

     The Company may not, and may not permit any Restricted Subsidiary to, issue, assume, guarantee, incur or create any Secured Funded Debt without first making effective provision whereby the Debt Securities having the benefit of the restrictions on Secured Funded Debt shall be secured equally and ratably with (or prior to) such Secured Funded Debt. The foregoing restriction does not prevent (i) Secured Funded Debt of the Company or of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary, (ii) Secured Funded Debt resulting from a Lien on property of the Company or any Restricted Subsidiary in favor of the United States or any state or any instrumentality thereof to secure partial, progress, advance or other payments, (iii) Secured Funded Debt secured by a Lien on property of, or on any shares of stock or indebtedness of, any Person at the time it becomes a Restricted Subsidiary, (iv) Secured Funded Debt secured by a Lien on property, shares of stock or indebtedness existing at or incurred within 120 days of the time of acquisition (including acquisition through merger or consolidation) or lease thereof, (v) Secured Funded Debt secured by a Lien incurred or assumed in connection with an issuance of revenue bonds the interest on which is exempt from federal income tax pursuant to Section 103(a) and related sections of the Internal Revenue Code of 1986, as amended, (vi) as to any series of Offered Debt Securities, any Secured Funded Debt existing on the date of issuance of the series, (vii) Secured Funded Debt secured by a Lien on property of a corporation existing at the time such corporation is merged or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, (viii) Secured Funded Debt incurred to purchase inventory, equipment or other property acquired or held by the Company or any Restricted Subsidiary that is secured by a lien on the property so acquired or to construct or improve any property of the Company or any Restricted Subsidiary, (ix) Secured Funded Debt if immediately after its incurrence the sum of the aggregate amount of all outstanding Secured Funded Debt of the Company and its Restricted Subsidiaries incurred under this clause (ix) together with all Attributable Debt of the Company and its Restricted Subsidiaries in respect of Sale and Leaseback Transactions does not exceed 10% of Consolidated Net Tangible Assets, and (x) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Secured Funded Debt described above. (Section 1006)

     "Secured Funded Debt" means Funded Debt which is secured by a Lien upon any assets of the Company or a Restricted Subsidiary. (Section 101)

     "Funded Debt" means indebtedness of the Company or any Restricted Subsidiary for borrowed money maturing more than 12 months after the time of computation thereof, guaranties of indebtedness for borrowed money maturing more than 12 months after the time of computation thereof of any other Person (except guaranties in connection with the sale or discount of accounts receivable, trade acceptances and other instruments arising in the ordinary course of business) and indebtedness for borrowed money maturing more than 12 months after the time of computation thereof secured by a Lien on property of the Company or any Restricted Subsidiary, whether or not assumed by the Company or such Restricted Subsidiary. Funded Debt does not include any amount in respect of obligations under leases (or guaranties thereof), including Attributable Debt, or any accrued liabilities with respect to any pension plans or post-retirement medical plans, whether or not any such obligations would be included as liabilities on a consolidated balance sheet of the Company and its Restricted Subsidiaries. (Section 101)

     "Attributable Debt" means, with respect to any Sale and Leaseback Transaction (as defined below), (i) the balance sheet liability amount of any capital lease entered into pursuant to such Sale and Leaseback Transaction determined under generally accepted accounting principles, plus (ii) the present value at the time of determination of (a) the amount of future minimum lease payments under any operating lease entered into pursuant to such Sale and Leaseback Transaction required to be disclosed by generally accepted accounting principles, less (b) any amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges, calculated using a discount rate equivalent to the Company's weighted average cost of funds for borrowed money at the time of the commencement of each such operating lease. (Section 101)

     "Consolidated Net Tangible Assets" means the total amount of assets on a consolidated balance sheet of the Company and its Restricted Subsidiaries (less applicable reserves and other properly deductible items and after excluding any investments made in Unrestricted Subsidiaries) after deducting (i) all liabilities, including Attributable Debt and including all other amounts in respect of obligations under leases (or guaranties thereof), which under generally accepted accounting principles would be included on such balance sheet, but excluding Funded Debt, accrued long-term liabilities with respect to any pension plans or post-retirement medical plans, capital stock and surplus, surplus reserves and provisions for deferred income taxes, and (ii) goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other intangible items. (Section 101)

     "Lien" means any mortgage, pledge, lien, encumbrance, charge or security agreement.

RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS

     Neither the Company nor any Restricted Subsidiary may enter into any Sale and Leaseback Transaction involving any Principal Property unless (a) the Company or such Restricted Subsidiary could create Secured Funded Debt on such property pursuant to Section 1006 (see "Restriction on Secured Funded Debt" above) in an amount at least equal to the Attributable Debt with respect to the Sale and Leaseback Transaction without equally and ratably securing the Debt Securities or (b) the Company, within 120 days, applies to the retirement of its Secured Funded Debt an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property leased pursuant to such arrangement or (ii) the fair value, as determined by the Company, of the Principal Property at the time of the Sale and Leaseback Transaction. "Sale and Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Restricted Subsidiary sells or transfers any Principal Property more than 120 days after the acquisition thereof or, if later, the completion of construction and commencement of full operations thereof, to such Person and leases from such Person the Principal Property so sold or transferred, other than a transaction
(a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, or (b) involving the taking back of a lease for a period for three years or less. (Section 101) "Principal Property" is defined as any real property of the Company or any Restricted Subsidiary, and any equipment located at or comprising a part of any such property, having a net book value, as of the date of determination, in excess of the greater of $20,000,000 and 5% of Consolidated Net Tangible Assets of the Company. (Section 101)

RESTRICTIONS ON MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge into any other Person, or transfer all or substantially all of its properties and assets to another Person or group of affiliated Persons, unless (i) either the Company shall be the continuing corporation or the Person formed by or resulting from any such consolidation or into which the Company is merged or which shall have received the transfer of such properties and assets) shall be a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia, and shall expressly assume all obligations of the Company under the Indenture and the Debt Securities and the performance and observance of the covenants of the Indenture, (ii) immediately after giving effect to such transaction and the assumption of the Debt Securities, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, and (iii) except in the case of a merger or consolidation of the Company and a Restricted Subsidiary, either (a) the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series shall have consented thereto or (b) immediately thereafter, under the terms of
Section 1006(9) of the Indenture, the successor corporation would be permitted to incur at least $1.00 of Secured Funded Debt without first making effective provision whereby the Debt Securities shall be secured equally and ratably with (or prior to) such Secured Funded Debt. (Section 801)

     The Holders of at least a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of the Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section
1009)

EVENTS OF DEFAULT

     The Indenture defines an Event of Default with respect to any series of Debt Securities as being any one of the following events: (i) default in any payment of interest on such series, and the continuance of such default for a period of 30 days; (ii) default in any payment of principal of (or premium, if any, on) such series when due; (iii) default in the deposit of any sinking fund payment with respect to such series when due; (iv) default for 90 days after appropriate notice in performance, or breach, of any other covenant or warranty in the Indenture (other than a covenant or warranty included in the Indenture solely for the benefit of a series of Debt Securities other than that series);
(v) default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company (including a default with respect to Debt Securities other than that series) or under any mortgage, indenture or instrument under which any such indebtedness is issued or secured (including the Indenture), which default results in indebtedness in excess of $15,000,000 in aggregate principal amount becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been annulled or rescinded (or if such indebtedness is not discharged) within 20 days after written notice as provided in the Indenture;
(vi) certain events of bankruptcy, insolvency or reorganization; or (vii) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) In case an Event of Default shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount of such series (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) to be due and payable. (Section 502) Any Event of Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority in principal amount of the Outstanding Debt Securities of such series, except (a) in each case a failure to pay principal of, premium, if any, or interest on such Debt Security or (b) in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of that series affected. (Section 513)

     Reference is made to the Prospectus Supplement or Prospectus Supplements relating to each series of Offered Debt Securities which are Original Issue Discount Securities for the particular provisions relating to acceleration of the Maturity of a portion of the principal amount of such Original Issue Discount Securities upon the occurrence of an Event of Default and the continuation thereof.

     The Indenture requires the Company to file annually with the Trustee an Officers' Certificate as to the absence of certain defaults under the terms of the Indenture. (Section 1004) The Indenture provides that the Trustee may withhold notice to the Holders of the Debt Securities of any default (except in payment of principal, premium, if any, or interest or any sinking fund installment) if it considers it in the interest of the Holders of the Debt Securities to do so. (Section 602)

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Indenture provides that the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of the Holders of the Debt Securities unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for indemnification and certain other rights of the Trustee, the Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series affected shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series. (Section 512)

     No Holder of any Debt Security of any series will have any right to institute any proceedings with respect to the Indenture or for the appointment of a receiver or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceedings as trustee, the Trustee shall have failed to institute such proceedings within 60 days thereafter and the Trustee shall not have received during such 60-day period from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request. (Section 507) However, the Holder of any Debt Security will have an absolute right to receive payment of the principal of, premium, if any, and interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment. (Section 508)

DEFEASANCE AND DISCHARGE

     Defeasance of Certain Covenants and Certain Events of Default. Unless the terms of the Debt Securities of any series provide to the contrary, the Company may omit to comply with certain restrictive covenants in Section 801 (Consolidation, Merger, Conveyance, Transfer or Lease), Section 1006 (Limitation on Secured Funded Debt), Section 1007 (Limitation on Sale and Leasebacks),
Section 1008 (Limitation on Designation of Unrestricted Subsidiary as Restricted Subsidiary), and the events described in clauses (iv) through (vii) under "Events of Default" above shall not be deemed to be Events of Default under the Indenture with respect to such series, if (a) the Company deposits with the Trustee, in trust, money and/or U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay and discharge (i) each installment of principal (and premium, if any) and interest on the Outstanding Debt Securities of such series on the Stated Maturity of such installment of principal or interest and (ii) any mandatory (or, if applicable, optional) sinking fund payments applicable to the Offered Debt Securities of such series on the day on which such payments are due and payable, (b) no Event of Default or event (including such deposit) which with notice or lapse of time would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and (c) the Company delivers to the Trustee an Opinion of Counsel, satisfying the requirements of the Indenture, to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such defeasance had not occurred. (Section 403) In such event, the obligations of the Company under the Indenture and the Debt Securities other than with respect to the covenants referred to above and the Events of Default other than the Events of Default referred to above shall remain in full force and effect. In the alternative, upon compliance with the provisions of Section 403 with respect to any series of Debt Securities, the Company may elect to be deemed to have paid and discharged the entire indebtedness represented by the Offered Debt Securities of such series and to have satisfied its obligations under the Indenture, other than the rights of Holders to receive payment from the trust funds held by the Trustee and the Company's obligation to provide for the registration of Offered Debt Securities, to replace mutilated, destroyed, lost and stolen Offered Debt Securities, to apply properly any money held in trust by the Company and to maintain an office where Offered Debt Securities may be presented for payment.

     In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to the Debt Securities of any series as described above and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default other than Events of Default described in clauses (iv) through (vii) under "Events of Default" above, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series on their Stated Maturity or Redemption Date, but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default.

     Substitution of Collateral. If the terms of a series of Debt Securities so provide, the Company will be permitted at any time to withdraw any money or U.S. Government Obligations deposited pursuant to the foregoing defeasance provisions, provided that the Company in substitution therefor simultaneously deposits money and/or U.S. Government Obligations which would then be sufficient to satisfy the Company's payment obligations in respect of the Debt Securities in the manner contemplated by such defeasance provisions.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in and/or outside the United States (i) through underwriters, (ii) through dealers acting as principal or as agent, (iii) directly to a limited number of purchasers or to a single purchaser, or (iv) through agents. The applicable Prospectus Supplement with respect to the Offered Debt Securities will set forth the terms of the offering of such Offered Debt Securities, including the name or names of any underwriters, the purchase price of such Offered Debt Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the names of the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in a Prospectus Supplement, the obligations of the underwriters to purchase the Offered Debt Securities covered thereby will be subject to conditions precedent, and the underwriters will be obligated to purchase all such Offered Debt Securities if any are purchased.

     If dealers are utilized in the sale of the Offered Debt Securities, the Company will sell such Offered Debt Securities to the dealers acting as principals or agents. The dealers may then resell such Offered Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The terms of the transaction will be set forth in the Prospectus Supplement relating thereto to the extent required by the Securities Act.

     The Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Debt Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto to the extent required by the Securities Act. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Debt Securities may be sold directly by the Company to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, will be described in the Prospectus Supplement relating thereto.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase Offered Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specific date in the future. Such contracts will be subject only to those conditions set forth in the applicable Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business or otherwise.

     The Debt Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be an active trading market for any of the Debt Securities.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended January 1, 1995 and incorporated by reference herein have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report with respect to the Company's financial statements, which includes an explanatory paragraph with respect to the change in the methods of accounting for postretirement benefits other than pensions and for income taxes in 1993 and the method of accounting for marketable investments in 1994.

     Future financial statements of the Company and the reports of Arthur Andersen LLP also will be incorporated by reference in this Prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent said firm has audited those financial statements and consented to the use of their reports thereon.

================================================================================


  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                ------------------


                TABLE OF CONTENTS

                                          PAGE
                                          ----
PROSPECTUS SUPPLEMENT
Use of Proceeds.........................  S-3
1995 First Quarter Results..............  S-3
Description of Notes....................  S-6
Underwriting............................  S-8
Legal Matters...........................  S-8

PROSPECTUS
Available Information...................    2
Incorporation of Certain Documents by
  Reference.............................    2
The Company.............................    3
Use of Proceeds.........................    7
Summarized Consolidated Financial Data..    7
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    8
Description of Debt Securities..........   13
Plan of Distribution....................   20
Experts.................................   21

================================================================================




================================================================================



                               $

                               [LOGO EG&G INC.]

                                    % NOTES DUE


                   -----------------------------------------
                             PROSPECTUS SUPPLEMENT
                   -----------------------------------------





                              GOLDMAN, SACHS & CO.

                              MERRILL LYNCH & CO.




================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        Securities and Exchange Commission registration fee..............  $ 51,725
        Blue Sky fees and expenses.......................................    10,000*
        Printing.........................................................    50,000*
        Legal fees and expenses..........................................   125,000*
        Accounting fees and expenses.....................................    85,000*
        Rating agencies' fees............................................   120,000*
        Trustees' fees and expenses......................................     5,000*
        Miscellaneous....................................................    53,275*
                                                                           --------
                  Total..................................................  $500,000*
                                                                           =========

- ---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67, Chapter 156B of the General Laws of the Commonwealth of Massachusetts (the "Massachusetts Business Corporation Law") and Article V,
Section 9 of the Registrant's By-Laws, to which reference is hereby made, contain provisions authorizing indemnification by the Registrant of directors, officers, employees or agents against certain liabilities and expenses which they may incur as directors, officers, employees or agents or the Registrant or of certain other entities. Section 67, Chapter 156B of the Massachusetts Business Corporation Law provides that the indemnification of directors, officers, employees and agents of a corporation and persons who serve at the corporation's request as directors, officers, employees and agents of another organization may be provided to whatever extent as shall be specified by (i) the Articles of Organization of the corporation or (ii) a By-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Unless otherwise provided in the Articles of Organization or the By-laws, the indemnification of any persons described above who are not directors of the corporation may be provided by the corporation to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding prior to the final disposition of such action or proceeding, upon receipt of an undertaking by the indemnified person to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67 of the Massachusetts Business Corporation Law. Any indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization. Indemnification may not be provided for any person with respect to any matter as to which that person shall have been adjudicated in any proceeding to not have acted in good faith in the reasonable belief that his action was in the best interest of the corporation.

     Section 65 of the Massachusetts Business Corporation Law provides a limitation on the imposition of liability under other sections of the Massachusetts Business Corporation Law. Under this Section, a director, officer or incorporator of a corporation is to perform his duties in good faith and in a manner he reasonably believes to be in the best interests of the corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances. Such director, officer or incorporator is entitled to rely on information, opinions, reports or records, including financial statements, books of account and other financial records which are prepared by or presented by or under the supervision of (1) one or more officers or employees of the corporation whom the director, officer or incorporator reasonably believes to be reliable and competent in the matters presented, or
(2) counsel, public accountants, or other persons as to matters which the director, officer or incorporator reasonably believes to be within such a person's professional expert competence, or (3) in the case of a director, a duly constituted committee of the board upon which he does not serve, as to matters within its delegated authority, which committee the director reasonably believes to merit confidence. If a director, officer or incorporator performs his duties in the manner that is set forth above, that fact shall be an absolute defense to any claim asserted against him except as expressly provided by statute.

     Section 13 of the Massachusetts Business Corporation Law provides that the Articles of Organization of a corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director; notwithstanding any provision of law imposing such liability; provided, however, that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 61 or 62 of the Massachusetts Business Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Article Six of the Restated Articles of Organization of the Registrant contains a provision consistent with Section 13 of the Massachusetts Business Corporation Law and provides that to the fullest extent permitted by the Massachusetts Business Corporation Law, a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability.

     Section 9 of Article V of the By-laws of the Registrant contains provisions relating to the indemnification of directors and officers of the Registrant which are consistent with Section 67 of the Massachusetts Business Corporation Law. This Section provides that no indemnification will be provided to any person who was or is a director or officer with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation; nor shall indemnification be provided where the corporation is required or has undertaken to submit to a court the question of whether or not indemnification by it is against public policy and it has been finally adjudicated that such indemnification is against public policy; provided, however, that, prior to such final adjudication, the corporation may compromise and settle any such claims and liabilities and pay such expenses, if such settlement or payment, or both, appears, in the judgment of a majority of those members of the Board of Directors who are not directly involved in such matters, to be in the best interest of the corporation as evidenced by a resolution to that effect adopted after receipt by the corporation of a written opinion of counsel, for the corporation that, based upon the facts available to such counsel, such person has not acted in a manner that would prohibit indemnification.

     Section 67 of the Massachusetts Business Corporation Law also contains provisions authorizing a corporation to obtain insurance on behalf of any director, officer, employee or agent of the corporation against liabilities, whether or not the corporation would have the power to indemnify against such liabilities. The Registrant maintains directors' and officers' liability and company reimbursement liability insurance. Subject to certain deductibles, such insurance will pay up to $50,000,000 per year on claims for errors and omissions against the Registrant's directors and officers and will reimburse the Registrant for amounts paid to indemnify directors and officers against the costs of such claims pursuant to the Registrant's By-Laws.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for the indemnification by the Underwriters of directors and officers of the Registrant against certain liabilities.

ITEM 16.  EXHIBITS

  EXHIBIT NO.                                        EXHIBIT
  -----------                                        -------
       1.1       Form of Underwriting Agreement
       4.1       Form of Indenture
       5.1       Opinion of Murray Gross, Esq.
      12.1       Computation of Ratio of Earnings to Fixed Charges
      23.1       Consent of Arthur Andersen LLP
      23.2       Consent of Murray Gross, Esq. (included in Exhibit 5.1)
      23.3       Consent of Hale and Dorr
      24.1       Powers of Attorney (appears on pages II-5 and II-6)
      25.1       Statement on Form T-1 of Eligibility and Qualification of Trustee

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the

Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wellesley, Massachusetts on this 30th day of May, 1995.

                                          EG&G, INC.

                                          By:

                                            ------------------------------------
                                                        Murray Gross
                                              Vice President, General Counsel
                                                         and Clerk

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Murray Gross, David E. Redlick and Patrick J. Rondeau, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 of EG&G, Inc., and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act requisite or necessary to be done in connection therewith, as fully as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their, his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 30th day of May, 1995.

                SIGNATURES                                     TITLE
                ----------                                     -----
                                                 Chairman of the Board, President
- ------------------------------------------          and Chief Executive Officer
            John M. Kucharski                      (principal executive officer)

                                                     Senior Vice President and
- ------------------------------------------            Chief Financial Officer
             Thomas J. Sauser                      (principal financial officer)

                                                        Vice President and
- ------------------------------------------             Corporate Controller
          John F. Alexander, II                   (principal accounting officer)
                                                             Director
- ------------------------------------------
           Robert F. Goldhammer

                SIGNATURES                                     TITLE
- ------------------------------------------    ---------------------------------------

                                                             Director
- ------------------------------------------
               John B. Gray

                                                             Director
- ------------------------------------------
              Kent F. Hansen

                                                             Director
- ------------------------------------------
              Greta Marshall

                                                             Director
- ------------------------------------------
            William F. Pounds

                                                             Director
- ------------------------------------------
            Samuel Rubinovitz

                                                             Director
- ------------------------------------------
           John Larkin Thompson

                                                             Director
- ------------------------------------------
              G. Robert Tod

                                                             Director
- ------------------------------------------
             Joseph F. Turley